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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                          (Amendment No. ____________)*


                             VantageMed Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
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                         (Title of Class of Securities)

                                   92208W 10 6
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                                 (CUSIP Number)


                                 Not applicable.
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             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

                 / / Rule 13d-1(b)

                 / / Rule 13d-1(c)

                 /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (03-00)


                               Page 1 of 4 pages
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CUSIP No.      92208W  10  6
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      1.   Names of Reporting Persons.      Peter Friedli
           I.R.S. Identification Nos. of above person (entities only)
              Not applicable.

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      2.   Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  Not applicable.

            (b)  Not applicable.
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      3.   SEC Use Only
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      4.   Citizenship or Place of Organization     Switzerland
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Number of            5.    Sole Voting Power           67,222
Shares               -----------------------------------------------------------
Beneficially         6.    Shared Voting Power      1,042,747
Owned by Each        -----------------------------------------------------------
Reporting            7.    Sole Dispositive Power      67,222
Person With:         -----------------------------------------------------------
                     8.    Shared Dispositive Power 1,042,747
--------------------------------------------------------------------------------
      9.   Aggregate Amount Beneficially Owned by Each
           Reporting Person  1,109,969

      10.  Check if the Aggregate Amount in Row (9)
           Excludes Certain Shares (See Instructions)   Not Applicable

      11.  Percent of Class Represented by Amount in Row (9)  12.8%
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      12.  Type of Reporting Person (See Instructions) IN
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 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

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                               Page 2 of 4 pages
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ITEM 1

      (a)  Name of Issuer - VantageMed Corporation

      (b) Address of Issuer's Principal Executive Offices - 3017 Kilgore Road, Suite 180, Rancho Cordova, CA 95670

ITEM 2

      (a)  Name of Person Filing - Peter Friedli

      (b) Address of Principal Business Office, or, if none, Residence - Freigutstrasse 5, 8002 Zurich, Switzerland

      (c)  Citizenship - Switzerland

      (d)  Title of Class of Securities  - Common Stock

      (e)  CUSIP Number - 92208W 10 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)  / /   Broker or dealer registered under section 15 of the Act
                 (15 U.S.C. 78o).

      (b)  / /   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c)  / /   Insurance company as defined in section 3(a)(19) of the Act
                 (15 U.S.C. 78c).

      (d)  / /   Investment company registered under section 8 of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-8).

      (e)  / /   An investment adviser in accordance with Section
                 240.13d-1(b)(1)(ii)(E);

      (f)  / /   An employee benefit plan or endowment fund in accordance with
                 Section240.13d-1(b)(1)(ii)(F);

      (g)  / /   A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);

      (h)  / /   A savings associations as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)  / /   A church plan that is excluded from the definition of an
                 investment company under section 3(c)(14) of the Investment
                 Company Act of 1940 (15 U.S.C. 80a-3);

      (j)  / /   Group, in accordance with Section240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

      (a)  Amount beneficially owned:  1,109,969.

      (b)  Percent of class:  12.8%.

      (c)  Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote   67,222.

           (ii)  Shared power to vote or to direct the vote 1,042,747.

           (iii) Sole power to dispose or to direct the disposition of 67,222.

           (iv) Shared power to dispose or to direct the disposition of 1,042,747.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The 1,109,969 shares of Common Stock beneficially owned by Mr. Friedli include 23,889 shares issuable upon exercise of options and 43,333 shares issuable upon exercise of warrants granted to Mr. Friedli individually, which are exercisable within 60 days of April 9, 2001, as well as shares of Common Stock held by entities over which Mr. Friedli has control, as follows:
         Pine, Inc.--132,057 shares of Common Stock, Joyce, Ltd.--75,000 shares of Common Stock, and Venturetec, Inc.--835,690 shares of Common
         Stock. Mr. Friedli is the President of Venturetec, Inc., and an investment advisor to Venturetec, Inc., Joyce, Ltd. and Pine, Inc.
         As investment advisor to these entities, Mr. Friedli shares voting and investment power with respect to the 835,690 shares beneficially owned by Venturetec, Inc., the 132,057 shares beneficially owned by Pine, Inc., and the 75,000 shares beneficially owned by Joyce, Ltd.


                               Page 3 of 4 pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

           Not applicable.

ITEM 10.  CERTIFICATION

           Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   May 8, 2001
                                       -----------------------------------------
                                                         Date


                                       -----------------------------------------
                                                       Signature


                                                   /s/ Peter Friedli
                                       -----------------------------------------
                                                      Name/Title